Aspen Group, Inc.

720 South Colorado Blvd., Suite 1150N

Denver, CO 80246

April 16, 2018

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Attention: Mr. Larry Spirgel

Re:

Aspen Group, Inc. - Registration Statement on Form S-3;

File No. 333-224230

Ladies and Gentlemen:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Aspen Group, Inc. (the “Company”) is hereby requesting that the Company’s Registration Statement on Form S-3 (File No. 333-224230) filed on April 11, 2018 be made effective on April 18, 2018 at 9:30 a.m., or as soon thereafter as may be practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael Harris or Brian Bernstein, our legal counsel at (561) 686-3307.

Very truly yours,

/s/ Michael Mathews
Michael Mathews
Chief Executive Officer

cc:

Michael D. Harris, Esq.